UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On March 14, 2019, the Company completed the sale and issuance of 625,000 American Depositary Shares (“ADSs”), representing 625,000 ordinary shares of the Company (the “Option Shares”), DKK 1 nominal value per share, at a public offering price of $120.00 per ADS, pursuant to the Underwriting Agreement (the “Underwriting Agreement”) dated March 5, 2019 by and among the Company and J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Evercore Group L.L.C. as representatives (the “Representatives”) of the several underwriters named therein (collectively, the “Underwriters”). The Company issued the Option Shares pursuant to a full exercise (the “Option Exercise”) by the Underwriters of their right, for 30 days, to purchase up to 625,000 additional ADSs at the public offering price. After giving effect to the issuance of the Option Shares and the 4,166,667 ADSs on March 8, 2019, the Company received net proceeds from the offering of the ADSs pursuant to the Underwriting Agreement of approximately $539.8 million, after deducting the Underwriters’ commissions and estimated offering expenses payable by the Company.

In connection with the Option Exercise, the Company amended its Articles of Association to provide for the issuance and sale of the Option Shares. A copy of the amended Articles of Association is attached as Exhibit 1.1 hereto and is incorporated herein by reference.

Exhibits

Reference is made to the Exhibit Index included hereto.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: March 14, 2019	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, Chief Legal Officer